                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  Schedule 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*



                                TALX Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    874918105
                        --------------------------------
                                 (CUSIP Number)


                                December 31, 2005
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874918105                SCHEDULE 13G                      Page 1 of 4


(1)  Names of reporting persons.                            William W. Canfield
       I.R.S. identification Nos. of above persons
       (entities only).

(2)  Check the appropriate box if a member of a group       (a)
                    (see instructions)                      (b)

(3)  SEC use only.

(4)  Citizenship or place of organization.                  U.S. Citizen


Number of shares beneficially owned by each reporting person with:

     (5) Sole voting power.                                 1,915,087

     (6) Shared voting power.                               24,502

     (7) Sole dispositive power.                            1,915,087

     (8) Shared dispositive power.                          24,502

(9)  Aggregate amount beneficially owned by each            1,939,589 *
     reporting person.

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).

(11) Percent of class represented by amount in Row (9).     6.1% *

(12) Type of reporting person (see instructions).           IN

* All share amounts give effect to 3-for-2 stock split effected in the form of a 50% stock dividend, announced on November 14, 2005, which was paid on January 17, 2006 to shareholders of record on December 19, 2005.

Item 1.

(a)      Name of issuer:

         TALX Corporation
         -----------------------------------------------------------------------

(b)      Address of issuer's principal executive offices:


         1850 Borman Court, St. Louis, MO 63146
         -----------------------------------------------------------------------


Item 2.

(a)      Name of person filing:

         William W. Canfield
         -----------------------------------------------------------------------

(b)      Address of principal business office or, if none, residence:

         1850 Borman Court, St. Louis, MO 63146
         -----------------------------------------------------------------------

(c)      Citizenship:

         U.S. Citizen
         -----------------------------------------------------------------------

(d)      Title of class of securities:

         Common Stock
         -----------------------------------------------------------------------

CUSIP No. 874918105                 SCHEDULE 13G                     Page 2 of 4


(e)      CUSIP No.:

         874918105
         -----------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act
         (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with Section
         240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)  [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

         1,939,589
         -----------------------------------------------------------------------

(b)      Percent of class:

         6.1%
         -----------------------------------------------------------------------

(c)      Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote         1,915,087
                                                       -------------------------

         (ii) Shared power to vote or to direct the vote      24,502
                                                          ----------------------

         (iii) Sole power to dispose or to direct the disposition of  1,915,087
                                                                      ----------

         (iv) Shared power to dispose or to direct the disposition of   24,502
                                                                       ---------

CUSIP No. 874918105                 SCHEDULE 13G                     Page 3 of 4

Item 5.  Ownership of Five Percent or Less of a Class.  Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         Not Applicable.
         -----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.
         -----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable.
         -----------------------------------------------------------------------


Item 9.  Notice of Dissolution of Group.  Not Applicable.
         -----------------------------------------------------------------------


Item 10.  Certifications.  Not Applicable.
         -----------------------------------------------------------------------


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2006



                                             /s/ William W. Canfield
                                             ----------------------------------
                                             Signature

                                             President & Chief Executive Officer
                                             -----------------------------------
                                             Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.